Exhibit 6.2

Amendment No. 1 to Managing Broker Dealer Agreement

May 13, 2020

Reference is made to the Managing Broker Dealer Agreement, dated March 13, 2020, (the “MBD Agreement”), by and between Sequence Financial Specialists LLC (“SFS”) and Legion Capital Corporation (the “Company”). All capitalized terms used in this Amendment No. 1 to the MBD Agreement (this “Amendment”) and not otherwise defined herein shall have the respective meanings assigned to such terms in the MBD Agreement. SFS and the Company agree as follows:

A.       Amendments to MBD Agreement. The MBD Agreement is amended as follows:

1.              The introductory paragraph of the MBD Agreement shall be deleted in its entirety and replaced with the following:

“This Agreement (the “Agreement”) is entered into on March 13, 2020, by and between LEGION CAPITAL CORPORATION, a Florida corporation (the “Company”), and SEQUENCE FINANCIAL SPECIALISTS LLC, a South Carolina limited liability company (the “Managing Broker-Dealer”), regarding the combined offering and sale (the “Offering”) of up to $40,000,000 of Series A Corporate Bonds (the “Bonds”) and Series A Redeemable Products Stock (the “Redeemable Preferred Stock”, together with the Bonds, the “Products”); provided, that the maximum amount of Redeemable Preferred Stock that may be sold shall not exceed $20,000,000, of the Company to be sold pursuant to an offering statement on Form 1/A (File No. 024-11123), filed with the United States Securities and Exchange Commission (the “SEC”), as the same is later declared qualified by the SEC and as it may be amended and supplemented (including documents incorporated by reference, any Preliminary Offering Circular, Final Offering Circular and all exhibits to such offering statement) from time to time (collectively, “Offering Statement”).”

2.              Schedule A of the MBD Agreement is hereby deleted in its entirety and replaced with the attached Schedule A.

B.       No Other Amendments. Except as set forth above, all the terms and provisions of the MBD Agreement shall continue in full force and effect. All references to MBD Agreement from the date hereof shall mean the MBD Agreement, as amended by this Amendment.

C.       Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Amendment by one party to the other may be made by facsimile or email transmission.

D.       Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of South Carolina without regard to the principles of conflicts of laws.

If the foregoing correctly sets forth the understanding between us, please so indicate in the space provided below for that purpose.

Very truly yours, SEQUENCE FINANCIAL SPECIALISTS LLC By: _________________________ Name: Michael Xenick Title: Managing Principal

ACKNOWLEDGED AND AGREED:

LEGION CAPITAL CORPORATION

By: ____________________________

Name: James S. Byrd

Title: Chief Executive Officer

SCHEDULE A

1.	Company agrees to pay the following commission fees (“Commissions”) to Managing Broker-Dealer under the Offering to which this Schedule A pertains:

a.	A Managing Broker-Dealer Fee equal to the following for the sale of the Bonds:
i.	Selling commissions equal to 1.50% on the aggregate gross sales of 1yr Bonds, 4.00% on the aggregate gross sales of 2yr Bonds, and 5.25% on the aggregate gross sales of 3yr Bonds;
ii.	Managing Broker-Dealer fee equal to 0.50% on the aggregate gross sales of 1yr Bonds, 0.75% on the aggregate gross sales of 2yr Bonds, and 1.00% on the aggregate gross sales of 3yr Bonds; and
iii.	Managing Broker-Dealer fee payable in connection with the engagement of each soliciting dealer or selling group member equal to up to 0.73% on the aggregate gross sales price of the Bonds

b.	A Managing Broker-Dealer Fee equal to the following for the sale of the Redeemable Preferred Stock:
i.	Selling commissions equal to 7.00% of aggregate gross proceeds of the sale of the Redeemable Preferred Stock;
ii.	Managing Broker-Dealer fee of 1.25% of on the aggregate gross sales of the Redeemable Preferred Stock; and
iii.	Managing Broker-Dealer fee payable in connection with the engagement of each soliciting dealer or selling group member equal to up to 0.89% on the aggregate gross sales price of the Redeemable Preferred Stock.

c.	For the avoidance of doubt, the maximum aggregate underwriting compensation to be received by the Managing Broker Dealer and related persons from any source will not exceed an amount that equals 8% of the offering proceeds, including but not limited to, the selling commissions, managing broker-dealer fees, soliciting dealer fees and underwriter counsel fees.

2.	In addition to the above Commission Fees, the Managing Broker-Dealer shall receive an advancement against the anticipated out-of-pocket expenses incurred by Managing Broker Dealer in the amount of $7,500 upon the execution of the Agreement and a second installment of $7,500 payable by May 31, 2020 (the “Legal Reimbursement”, together with the Commission Fees, the “Fees”). Notwithstanding the foregoing, in the event the accountable out-of-pocket expenses do not exceed the Legal Reimbursement amount prior to the commencement of public sale, the portion of the Legal Reimbursement not incurred by Managing Broker Dealer shall be refunded to the Company.

3.	The initial tranche of the Legal Reimbursement shall be due and payable, by wire transfer, to an account designated by the Managing Broker-Dealer upon the execution of this Agreement. The Commission Fees shall be due and payable, by wire transfer, to an account designated by the Managing Broker-Dealer, upon the Initial Closing Date, and upon each subsequent closing date.